

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41371

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2006 (MM/DD/YY) AND ENDING 03/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kern Suslow Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broad Street **Suite 1600**
(No. and Street)

New York	**New York**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Hamilton **(212) 943-8891**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alan Ritter, CPA
(Name – *if individual, state last, first, middle name*)

25 Smith Street, Suite 405	**Nanuet**	**New York**	**10954**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Norman Ludwig**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Kern Suslow Securities, Inc.**, as of **March 31**, 20 **07**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Norman Ludwig
Signature

President
Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 07

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KERN SUSLOW SECURITIES, INC.

MARCH 31, 2007

INDEX

	PAGE
INDEPENDENT AUDITOR'S REPORT	3
STATEMENT OF FINANCIAL CONDITION	4
STATEMENT OF OPERATIONS	5
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8-12
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934:	
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	14
SCHEDULE II - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3	15
SUPPLEMENTARY REPORT OF INDEPENDENT AUDITOR	17-18

ALAN RITTER

CERTIFIED PUBLIC ACCOUNTANT

25 Smith Street - Suite 405 - Nanuet, NY 10954 - Tel:(845) 624-7400 - Fax:(845) 624-7403

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Kern Suslow Securities, Inc.

We have audited the accompanying statement of financial condition of Kern Suslow Securities, Inc. as of March 31, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kern Suslow Securities, Inc. at March 31, 2007 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Alan Ritter
Certified Public Accountant
Nanuet, New York
May 22, 2007

KERN SUSLOW SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2007

ASSETS		
Cash and cash equivalents (Note 2)	$	629,234
Receivable from clearing broker (Note 10)		130,576
Commissions receivable (Note 10)		97,097
Securities owned at market value (Note 3)		177,002
Property and equipment - net (Note 7)		7,806
Deposits receivable		8,152
Other receivables		20,774
Receivable from officers (Note 12)		125,052
Deferred taxes receivable		20,000
TOTAL ASSETS	$	1,215,693

LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	455,506
Payable to officers		186,166
Corporate tax payable		10,000
TOTAL CURRENT LIABILITIES		651,672
Commitments and contingent liabilities		-
TOTAL LIABILITIES		651,672
Stockholders' equity		
Common stock, $1.00 par value, 200 shares issued and outstanding		200
Capital in excess of par value		482,978
Retained earnings		80,843
Total Stockholders' Equity		564,021
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,215,693

The accompanying notes are an integral part of these financial statements.

KERN SUSLOW SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2007

Revenues		
Commissions	$	987,458
Trading losses		(80,820)
Interest and dividend income		313,538
Other income		72,912
Total Revenues		1,293,088
Expenses		
Employment costs and benefits		688,018
Clearing and brokerage fees		163,616
Commissions and consulting		162,495
Travel and Entertainment		75,958
Occupancy and facility cost		68,530
Communications		41,934
Office supplies and expenses		15,746
Professional and consulting fees		14,518
Maintenance and repairs		12,701
Regulatory fees		8,635
Interest Expense		5,432
Errors and unsecured debit expense		4,428
Depreciation		1,952
Other expenses		7,404
Total Expenses		1,271,367
Income before income taxes		21,721
Provision for federal, state and local taxes		(10,000)
Net income	$	11,721

The accompanying notes are an integral part of these financial statements.

KERN SUSLOW SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2007

	Common Stock		Capital In Excess of Par Value	Retained Earnings	Totals
	Shares	Amount			
Balances at April 1, 2006	200	$ 200	$ 482,978	$ 69,122	$ 552,300
Net income	-	-	-	11,721	11,721
Balances at March 31, 2007	200	$ 200	$ 482,978	$ 80,843	$ 564,021

The accompanying notes are an integral part of these financial statements.

KERN SUSLOW SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED MARCH 31, 2007
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	11,721
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		1,952
Changes in operating assets and liabilities:		
Receivable from clearing broker		(44,548)
Securities owned at market value		112,953
Commissions receivable		56,442
Receivable from officers		(1,885)
Other receivables		(20,174)
Accounts payable and accrued expenses		57,424
Corporate tax payable		6,760
Payable to officers		5,101
Payable to clearing broker		(41,446)
Total adjustments		132,579
NET CASH PROVIDED BY OPERATING ACTIVITIES		144,300
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(7,784)
CASH USED BY INVESTING ACTIVITIES		(7,784)
NET INCREASE IN CASH AND CASH EQUIVALENTS		136,516
CASH AND CASH EQUIVALENTS:		
Beginning of year		492,718
End of year	$	629,234
SUPPLEMENTAL CASH FLOW INFORMATION:		
Income taxes paid	$	3,240
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

The Company was incorporated in the state of New York on April 3, 1989 and commenced operations in the general business of a broker or dealer of securities as a member of the National Association of Securities Dealers, Inc.

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing member broker/dealer which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits and receivables from the clearing broker.

Cash balances are held principally at one financial institution and may, at times, exceed insurable amounts. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for both financial reporting purposes and income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

Fair Value of Financial Instruments

The carrying value of financial instruments including cash, receivables and payables, approximates their fair value at March 31, 2007 due to the relatively short-term nature of these instruments.

NOTE 1- ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are also recorded on a trade date basis.

Marketable securities owned by the Company are stated at quoted market values with unrealized gains and losses reflected in income.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for fiscal year ending March 31, 2007.

Recent Accounting Pronouncements

The adoption of recent accounting pronouncements did not have a material effect on the Company's results of operations or financial position.

NOTE 2- CASH AND CASH EQUIVALENTS

Cash at March 31, 2007 included the following:

JPMorgan Chase Mutual Fund	$	629,234

NOTE 3- SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at quoted market values, as illustrated below.

		Owned
Common stocks	$	44,191
Capital assets fund		132,811
	$	177,002

NOTE 4- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended March 31, 2006 consists of the following:

		Current		Deferred		Total
Federal	$	-	$	-	$	-
State and local		10,000		-		10,000
	$	10,000	$	-		10,000

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income from operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

NOTE 5- NET CAPITAL REQUIREMENTS

The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2007, the Company's net capital was $360,368 which was $260,368 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.81 to 1.

NOTE 6- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 7- PROPERTY AND EQUIPMENT

Property and equipment consists of the following at March 31, 2007:

Furniture and fixtures	$	2,106
Computers		7,785
		9,891
Less accumulated depreciation and amortization		(2,085)
	$	7,806

NOTE 8- COMMITMENTS

Leases

The Company rents office space on a month to month basis from a company owned by its officers. The Company also rents storage space. Rental expense for the year ending March 31, 2007 was $68,530.

NOTE 9- RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at March 31, 2007 consist of the following:

Receivable from clearing broker	$	130,576
Fees and commissions receivable		97,097
Payable to clearing broker		-
	$	227,673

NOTE 10- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 11- RECEIVABLE FROM OFFICERS

The receivable from officers at December 31, 2007 of $125,052 bears no interest and has no definite terms of repayment.

SUPPLEMENTARY INFORMATION

KERN SUSLOW SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2007

NET CAPITAL:			
Stockholders' equity		$	564,021
Less non-allowable assets and deductions:			
Office equipment, less accumulated depreciation	7,806		
Deposits receivable	8,152		
Other assets	20,774		
Receivable from officers	125,052		
Deferred taxes receivable	20,000		
			181,784
Less: Haircuts on trading and investment securities			21,869
NET CAPITAL		$	360,368
AGGREGATE INDEBTEDNESS, total liabilities		$	651,672
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$	43,445
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$	100,000
MINIMUM NET CAPITAL REQUIRED		$	100,000
EXCESS NET CAPITAL ($360,368 - $100,000)		$	260,368
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 651,672 / $ 360,368		180.84%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

KERN SUSLOW SECURITIES, INC.
SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2006

The Corporation claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (a). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

The Company rebates a portion of its commissions back to its customers. However, the Company is not considered a carrying firm for purposes of SEC Rule 15c3-3 because it has elected the following methods for handling of the customers' rebates:

(1) The introducing broker deposits money into a separate SEC Rule 15c3-3 bank account similar to those accounts established under an SEC Rule 15c3-3(k)(2)(I) exemption;

(2) The balance in this separate bank account at all times must equal or exceed the payables to customers; and

(3) The firm issues checks from this separate bank account to pay the customer or the creditor of the customer.

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

ALAN RITTER

CERTIFIED PUBLIC ACCOUNTANT

25 Smith Street - Suite 405 - Nanuet, NY 10954 - Tel:(845) 624-7400 - Fax:(845) 624-7403

Board of Directors
Kern Suslow Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Kern Suslow Securities, Inc. (the "Company") for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Kern Suslow Securities, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Kern Suslow Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Alan Ritter
Certified Public Accountant
Nanuet, New York
May 22, 2007

END